                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                      FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Fiscal Year Ended December 31, 1993

               [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                            Commission File Number 1-1839


               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN
                               (Full title of the Plan)


                             COMMONWEALTH EDISON COMPANY
                         37th Floor, 10 South Dearborn Street
                  Post Office Box 767, Chicago, Illinois  60690-0767
                  (Name of issuer of the securities held pursuant to
               the Plan and address of its principal executive offices)

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                            INDEX TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


                                                                   Page No.

          Independent Auditor's Report                                 1


          Statements of Net Assets Available for Benefits -
             December 31, 1993 and 1992                                2


          Statements of Changes in Net Assets Available for Benefits
             for the Years Ended December 31, 1993, 1992 and 1991      3


          Notes to Financial Statements                               4-24


          Schedule I  - Investments as of December 31, 1993
          Schedule II - Transactions in Excess of 5% of the Current Value
                        of Plan Assets for the Year Ended December 31, 1993


                 Note: There were no loans, fixed income obligations or leases in default at December 31, 1993, and there were no reportable transactions with any non-exempt party-in-interest during the year then ended.

    WASHINGTON,PITTMAN & McKEEVER
    CERTIFIED PUBLIC ACCOUNTANTS

    819 South Wabash Avenue
    Suite 600
    Chicago, Illinois 60605
    (312) 786-0330
    FAX (312) 786-0323


                             INDEPENDENT AUDITOR'S REPORT


          To the Commonwealth Edison
             Employe Savings and Investment Plan:

          We have audited the accompanying statements of net assets available for benefits of the COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years ended December 31, 1993, 1992 and 1991, in conformity with generally accepted accounting principles.

          Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments as of December 31, 1993, and transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1993, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.








                                      WASHINGTON, PITTMAN & McKEEVER

          Chicago, Illinois
          June 24, 1994

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             DECEMBER 31, 1993 AND 1992


                                                          1993              1992
                                                     ______________    ______________
    ASSETS

    INVESTMENTS, AT CURRENT VALUE (Note 2):
      Commonwealth Edison Company Common Stock       $  61,063,594     $  45,384,581

      The First National Bank of Chicago Group
        Trust for Pension and Profit Sharing
        Trusts (Note 5)-
          Institutional Cash Management Fund             1,429,969         1,653,110

      Collective Trust Funds of The Northern Trust
        Company (Note 6)-
          Short Term Investment Fund                        50,471           401,527
          Intermediate Term Bond Fund                   51,545,001        44,538,767

      Brinson Trust Company
        Collective Investment Trust for Pension
        and Profit Sharing Trusts (Note 7)-
          U.S. Cash Management Fund                      3,519,554         1,938,297
          Multi-Asset Portfolio Fund                   202,582,418       159,049,826

      Guaranteed Investment Contracts (Note 8)         121,887,114       104,575,291

      Banker's Trust Company
        BT Pyramid Trust (Note 9)-
          BT Pyramid Discretionary Cash Fund                    84             -
          BT Pyramid Equity Index Fund                  22,161,911        14,555,151

      Loans Receivable from Participants                29,758,563        22,868,321
                                                     ______________    ______________

            Total Investments                        $ 493,998,679     $ 394,964,871
                                                     ______________    ______________
     RECEIVABLES:
       Accrued Dividends and Interest                $   1,568,301     $   1,449,657
       Contributions Receivable                              3,982             3,279
                                                     ______________    ______________
                                                     $   1,572,283     $   1,452,936
                                                     ______________    ______________

            TOTAL ASSETS                             $ 495,570,962     $ 396,417,807
                                                     ______________    ______________
    LIABILITIES

      Payable to Participants                        $   2,747,349     $   4,412,602
      Accrued Administrative Expenses                      467,176           285,635
                                                     ______________    ______________

            TOTAL LIABILITIES                        $   3,214,525     $   4,698,237
                                                     ______________    ______________

    NET ASSETS AVAILABLE FOR BENEFITS                $ 492,356,437     $ 391,719,570
                                                     ______________    ______________
                                                     ______________    ______________


    The accompanying Notes to Financial Statements are an integral part of the above statements

                  COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


                                                          1993              1992              1991
                                                     ______________    ______________    ______________
   ADDITIONS TO NET ASSETS ATTRIBUTED TO:

    INVESTMENT INCOME:
      Dividends on Commonwealth Edison Company
        Common Stock                                 $   3,352,699     $   4,193,690     $   4,765,703
      Income from Investment in Group and
        Collective Investment Trust Funds               21,067,789        18,278,649        15,982,391
      Income from Participants' Loans                    2,450,443         2,185,908         1,689,716
                                                     ______________    ______________    ______________

        Total Investment Income                      $  26,870,931     $  24,658,247     $  22,437,810
                                                     ______________    ______________    ______________

    Net Realized Gain on Investments                 $      19,107     $  27,604,907     $   1,203,111
    Net Unrealized Appreciation
      (Depreciation) of Investments                     22,038,152       (51,183,311)       24,216,281
                                                     ______________    ______________    ______________
    NET APPRECIATION (DEPRECIATION)
      OF INVESTMENTS (NOTES 3 AND 4)                 $  22,057,259     $ (23,578,404)    $  25,419,392
                                                     ______________    ______________    ______________
    CONTRIBUTIONS:
      Participants                                   $  44,898,697     $  43,840,111     $  34,815,334
      Employers                                         22,004,465        20,147,216        14,692,447
      Rollovers                                            779,456           842,484         1,211,991
                                                     ______________    ______________    ______________

        Total Contributions                          $  67,682,618     $  64,829,811     $  50,719,772
                                                     ______________    ______________    ______________

          TOTAL ADDITIONS                            $ 116,610,808     $  65,909,654     $  98,576,974
                                                     ______________    ______________    ______________

    DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

    WITHDRAWALS BY PARTICIPANTS                      $  14,255,934     $  14,930,823     $  11,138,804

    ADMINISTRATIVE EXPENSES                              1,718,007         1,450,188         1,268,475
                                                     ______________    ______________    ______________

          TOTAL DEDUCTIONS                           $  15,973,941     $  16,381,011     $  12,407,279
                                                     ______________    ______________    ______________

            NET INCREASE                             $ 100,636,867     $  49,528,643     $  86,169,695

    NET ASSETS AVAILABLE FOR BENEFITS

      BEGINNING OF YEAR                                391,719,570       342,190,927       256,021,232
                                                     ______________    ______________    ______________

      END OF YEAR                                    $ 492,356,437     $ 391,719,570     $ 342,190,927
                                                     ______________    ______________    ______________
                                                     ______________    ______________    ______________


      The accompanying Notes to Financial Statements are an integral part of the above statements.

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                            NOTES TO FINANCIAL STATEMENTS


          (1) Description of Plan. The following description of the Commonwealth Edison Employe Savings and Investment Plan (the "Plan") is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

                  a. General. The Plan was established by Commonwealth Edison Company (the "Company"), effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with Employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

                  The Plan provides that any regular employee of the Company or Commonwealth Edison Company of Indiana, Inc., and any regular salaried employee of Cotter Corporation, excluding any such employee on an approved leave of absence, who has completed three months of service with any of such companies or any subsidiary of the Company, is eligible to become a participant. Effective July 30, 1993, employees who were formerly employed by Edison and who transferred employment from Edison to Northwind Inc. at the request of Edison are eligible to become participants. These companies are hereinafter referred to as "Employers."

                  The Company is the administrator of the Plan and has the sole authority to appoint and remove members of the Plan Committee, the Trustee, and any investment manager which may be provided for under the Trust. The Plan Committee has the responsibility for day-to-day administration of the Plan, including authorization of disbursements.

                  The First National Bank of Chicago is the Trustee (the "Trustee") under the Plan. The Company and the Trustee have executed a trust agreement which provides, among other things, that all amounts received by the Trustee thereunder shall be held, managed, invested and distributed by the Trustee in accordance with the Plan and the Trust Agreement. Metropolitan Life Insurance Company, as recordkeeper, maintains the records of participants' accounts under the Plan.

                  b. Contributions. The Plan permits a participant to establish a Basic Savings Account by authorizing payroll deductions per payroll period of 1% to 10%, in whole percentages only, of Compensation, as defined in the Plan, and having such amounts contributed to the participant's Basic Savings Account.

                  A participant may also establish a Compensation
          Conversion Account by electing to reduce Compensation per payroll period in an amount equivalent to 1% to 10%, in whole percentages only, and having such amounts contributed to the participant's Compensation Conversion Account.

                  Employer contributions to a participant's Employer Contribution Account shall be equal to 70% of the participant's contributions for each payroll period to the participant's Basic Savings Account and Compensation Conversion Account, but shall not exceed 70% of 5% of the participant's Compensation. Employer contributions shall be invested in the same

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          investment funds and in the same percentages as specified by the participant for the participant's employee accounts.

                  The Plan Committee is authorized to establish and maintain a Rollover Account for a participant to record a qualified total distribution or direct trust transfer made by or on behalf of the participant including distributions made to or on behalf of a participant upon the termination of the Commonwealth Edison Company Employe Stock Ownership Plan.

                  The total contributions allocated to a participant's accounts for any calendar year are limited to meet the requirements of the Internal Revenue Code.

                  c. Investment Funds. The Plan provides for five investment funds described as follows:

                  Fund A is the Commonwealth Edison Company Common Stock Fund. This fund is invested primarily in Common Stock of the Company. Each purchase of Common Stock is made from the Company on the day contributions are transferred to the Trustee at a price which is the average of the high and low sales prices of the Company's Common Stock, as reported as New York Stock Exchange - Composite Transactions, on the day preceding the day of transfer. Dividends are reinvested in the Company's Common Stock under the Company's Dividend Reinvestment and Stock Purchase Plan.

                  Fund B is a Fixed Income Securities Fund. This fund is invested in major portion in high grade debt securities with expected maturities of five years or less from the date of purchase. Such investments may be made directly, or indirectly through investment in common, collective or pooled investment funds.

                  Fund C is a Diversified Fund. This fund is invested primarily in corporate equity securities and corporate debt securities. Investments may also be made in other appropriate investments, including, but not limited to, real estate, foreign securities and venture capital opportunities. Such investments may be made directly, or indirectly through investment in common, collective or pooled investment funds.

                  Fund D is a Stated Return Fund. This fund is invested primarily in one or more investment contracts issued by either one or more insurance carriers, banks or trust companies. The investment contracts will stipulate rates of return to be credited to funds invested in the contracts for specified periods of time. The actual rate of return of Fund D will depend on the weighted average return of all the contracts in which such amounts are invested, and is determined by the level of contributions to, and withdrawals from, Fund D.

                  Fund E is a Stock Index Fund. This fund is invested primarily to perform as closely as possible to the Standard and Poor's 500 Stock Price Index. Such investments may be made directly, or indirectly through investment in common, collective or pooled investment funds.

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                  Amounts in each of the investment funds may temporarily be held in cash or invested in short-term cash equivalents pending investment or other disposition.

                  A participant elects the investment of contributions to the participant's accounts in Fund A, Fund B, Fund C, Fund D and Fund E in specified multiples of 10%. A participant may change investment elections effective as of any January 1, April 1, July 1 or October 1 by filing a change form at least 30 days prior to the effective date of the change. Changes may be made in multiples of 10% for amounts already contributed to and held in the participant's accounts or for future contributions, or for both. Certain restrictions relate to the transfer of investments between Funds B and D.

                  At December 31, 1993, the number of participants in Fund A, Fund B, Fund C, Fund D and Fund E was 8,749, 6,724, 13,459, 9,337 and 3,849, respectively.

                  d. Participant Loans. A participant may upon written application to the Plan Committee, together with payment of an application fee, borrow from the Plan in accordance with the following rules established in the Plan and by the Plan
          Committee: (1) only one loan is permitted to a participant in any calendar year and the aggregate number of outstanding loans to a participant may not exceed five; (2) a loan acceptance fee may be required by the Plan Committee on each loan in addition to the required application fee; (3) the amount of a loan shall not be less than $1,000, and the aggregate amount of all outstanding loans to a participant may not exceed the lesser of (i) 50% of a participant's vested balance in the Plan and (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made; (4) the amount of a loan will be charged against the participant's plan accounts and an investment fund or funds in accordance with rules established by the Plan Committee; (5) the period for repayment of a loan may not exceed five years from the date of such loan. A loan may be prepaid in its entirety, without penalty, after 12 months by delivering cash to the Plan Committee in an amount equal to the entire unpaid balance of such loan including interest. No partial prepayment is permitted. A loan will be made only if the participant consents to have substantially equal installments deducted from the participant's regular payroll checks during the term of such loan; (6) a loan must be evidenced by the participant's collateral promissory note, in the form prescribed by the Plan Committee, for the amount of the loan and secured by an assignment of the participant's Plan accounts; (7) each loan will bear interest at the rate established by The First National Bank of Chicago for loans secured by certificates of deposit and in effect on the last business day of the month preceding the issuance of the loan; and (8) the outstanding balance of all loans made to the participant generally becomes immediately due and payable upon termination of employment. No distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable.

                  e. Vesting and Forfeiture of Participants' Accounts. A participant's Basic Savings Account, Compensation Conversion Account and Rollover Account are fully vested at all times. A participant who remains in employment with an Employer or any subsidiary of the

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          Company becomes vested in the Employer Contribution Account at the rate of 20% per year (as of each January 1) after the participant first becomes a participant. A participant also becomes fully vested in the Employer Contribution Account upon retirement (as defined in the Plan), total disability or death.

                  If a participant terminates employment, other than by reason of retirement, total disability or death, before being fully vested in the participant's Employer Contribution Account, the non-vested portion of the participant's Employer Contribution Account will be segregated from such Account and will continue to be invested in accordance with the participant's investment election then in effect until December 31 of the year in which the participant's termination of employment occurs. As of December 31 of such year, the non-vested amount shall be invested in Fund D until the non-vested amount is again credited to the participant's account or reallocated among participants' accounts. If the participant is not rehired by an Employer or a subsidiary of the Company within five years of the date on which employment was terminated, the portion so segregated will become a forfeiture at the end of such period. Such forfeitures generally will be allocated per capita among the active and inactive participants who are employees of such Employer and credited to their Employer Contribution Accounts as of the end of the Plan year in which the forfeitures occur.
                  f. Withdrawals by Participants While Employed. A participant may withdraw up to the entire balance of the participant's Basic Savings Account once each calendar year, except that while any loan to the participant remains outstanding, the amount available for withdrawal shall be the balance in such Account less twice the balance of any loan subaccount. A withdrawal from the participant's Basic Savings Account suspends the participant's right to make contributions to the Plan for six months.

                  A participant may make withdrawals from the participant's Compensation Conversion Account, but only if the participant has attained age 59-1/2 or, prior to that age, only in an amount required to alleviate financial hardship as determined by the
          Plan Committee.   While any loan to the participant remains
          outstanding, the amount available for withdrawal shall be the balance in the Compensation Conversion Account less twice the balance of any loan subaccount. Financial hardship withdrawals from a Compensation Conversion Account suspend the participant's right to make contributions to the Plan for six months.

                  A participant may withdraw up to an amount equal to the balance in his Rollover Account, except that while any loan to the participant remains outstanding, the amount available for withdrawal shall be the balance in such Account less twice the balance of any loan subaccount.

                  g. Distributions Upon Termination of Employment. Upon termination of employment, retirement, total disability or death of a participant, distribution of the balances of the participant's Basic Savings Account, Compensation Conversion Account, Rollover Account and the vested portion of the Employer Contribution Account is made to the participant or, in the event of the participant's death, to the participant's designated

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          beneficiary or beneficiaries. Such distribution will be made, as elected by the participant, in the form of either a lump-sum payment or, if the participant's account exceeds $3,500, in substantially equal annual installments over a period not exceeding the lesser of 15 years or the life expectancy of the participant or beneficiary, as the case may be. If payment is to be made in annual installments, the unpaid balance of the participant's Accounts will be invested as selected by the participant or beneficiary in accordance with the rules of the Plan as described previously under "Investment Funds." Distributions will be made in cash, except that, if the participant's Accounts are to be paid in a lump sum, then the participant may request that all of the vested portion of the participant's Accounts invested in Fund A be distributed in whole shares of Company Common Stock with any fractional share being paid in cash. If distribution is to be made in periodic payments, such payments shall include net income or loss allocable to the participant for each year. If such periodic payments have begun to be paid to a participant and the participant dies before all such payments have been made, the length of the period over which the remaining payments are to be made to the participant's beneficiary may not exceed the number of years for which payments remain to be made to the participant. A participant who has elected distribution in periodic payments may, at any time after such election is made, elect to receive a distribution of the remaining amount of his benefits in a lump sum.

                  Distribution will be made or commence within 60 days following the valuation date coincident with or next following the participant's termination of employment unless the participant's Plan Accounts to be distributed exceed $3,500 and either (a) the participant elects prior to termination of employment to defer receipt of the distribution and have such distribution made or commence within 60 days following the end of the Plan year in which the participant attains age 70-1/2 or (b) the participant has not reached age 65. In the latter case, distribution will be deferred and will be made or commence within 60 days following the valuation date coincident with or following the date on which the participant reaches age 65, unless the participant elects the option described in (a). If distribution is deferred, the unpaid balance of the participant's Plan Accounts will be invested in any of the funds as directed by the participant and such investments may be changed in accordance with the rules of the Plan as described previously under "Investment Funds."

                  In the case of a distribution of a lump sum payment, interest on the amount of such lump sum payment (other than the portion, if any, of the distribution that consists of shares of Company Common Stock) shall be paid to the recipient thereof by the Fund or Funds from which such distribution is made for the period from the valuation date on which the amount of such lump sum distribution is determined to and including the day preceding the date on which such distribution is made. Interest for such period shall be calculated at the Tier 1 rate payable by The First National Bank of Chicago on its First Money Market Account for the week within which occurs the valuation date on which the amount of the distribution is determined. Such interest shall be paid within fifteen days after the date on which distribution of the lump sum payment is made. To the extent a distribution consists of shares of Company Common Stock, any declared dividends having a record date after the valuation date on which the number of shares is determined and prior to the date of distribution of the shares shall be paid to the participant as soon as possible after the dividends are received by the Trustee.

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                  Each participant has the right at any time to designate, or to rescind or change any designation of, a beneficiary to receive distribution in the event of the participant's death. If no beneficiary is designated, or if the designated beneficiary does not survive the participant, the distribution will be made to the participant's surviving spouse or, if the participant has no surviving spouse, to the participant's estate. No designation of a beneficiary other than a surviving spouse is or will be effective under the Plan unless the Plan Committee receives (with certain exceptions) the written consent of the participant's spouse to such designation.

          (2) Summary of Significant Accounting Policies. The significant accounting policies followed by the Plan are as follows:

                  a. General. The Plan follows the accrual method of accounting for recording contributions from participants and Employers, income from investments, purchases and sales of investments, withdrawals by participants and administrative expenses.

                  b. Valuation of Investments. Investments are stated at current value.

          (3) Realized Gain (Loss) on Investments. The realized gain on investments in Fund A for the years ended December 31, 1993 and 1991 were $12,531 and $572,574, respectively, and resulted from proceeds of $900,031 and $2,613,209, respectively, from disposition of investments having costs of $887,500 and $2,040,635, respectively. The realized loss on investments in Fund A for the year ended December 31, 1992 was $486,076 and resulted from proceeds of $3,450,542 from disposition of assets having costs of $3,936,618. The realized gains on investments in Fund B for the years ended December 31, 1992 and 1991 were $2,325 and $509, respectively, and resulted from proceeds of $100,109 and $21,517, respectively, from disposition of investments having costs of $97,784 and $21,008, respectively. The realized gain on investments in Fund C for the years ended December 31, 1993, 1992 and 1991 were $6,576, $26,951,008 and
          $630,028, respectively, and resulted from proceeds of $200,203, $147,965,106 and $3,992,634, respectively, from disposition of investments having costs of $193,627, $121,014,098 and $3,362,606, respectively. The realized gain on investments in Fund E for the year ended December 31, 1992 was $1,137,650 and resulted from proceeds of $11,708,904 from disposition of assets having costs of $10,571,254. The cost of investments sold was determined on an average cost basis.

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          (4)  Appreciation (Depreciation) of Investments.

               a. Net Unrealized Appreciation (Depreciation) of Investments.
                  The net unrealized appreciation (depreciation) in the current value of investments for the years ended December 31, 1991, 1992 and 1993 was as follows:

                                    Fund A          Fund B           Fund C         Fund D        Fund E
                                 _____________    ___________     _____________    ________    ____________
                                  Commonwealth       Fixed
                                 Edison Company      Income                         Stated        Stock
                                  Common Stock     Securities      Diversified      Return        Index
                                     Fund             Fund             Fund          Fund          Fund            Total
                                 _____________    ___________     _____________    ________    ____________    _____________

  Balance at January 1, 1991     $  7,030,749     $ (193,000)     $ 10,888,527     $   -       $ (155,591)     $ 17,570,685
  Net change in unrealized
    appreciation (depreciation)
    during the year                 7,432,939      1,810,184        13,655,810         -        1,317,348        24,216,281
                                 _____________    ___________     _____________    ________    ___________     _____________

  Balance at December 31, 1991   $ 14,463,688     $1,617,184      $ 24,544,337     $   -       $1,161,757      $ 41,786,966

  Net change in unrealized
    appreciation (depreciation)
    during the year               (29,320,870)       378,567       (21,951,759)        -         (289,249)      (51,183,311)
                                 _____________    ___________     _____________    ________    ___________     _____________

  Balance at December 31, 1992   $(14,857,182)    $1,995,751      $  2,592,578     $   -       $  872,508      $ (9,396,345)

  Net change in unrealized
    appreciation (depreciation)
    during the year                 9,590,173       (420,035)       11,111,255         -        1,756,759        22,038,152
                                 _____________    ___________     _____________    ________    ___________     _____________

  Balance at December 31, 1993   $ (5,267,009)    $1,575,716      $ 13,703,833     $   -       $2,629,267      $ 12,641,807
                                 _____________    ___________     _____________    ________    ___________     _____________
                                 _____________    ___________     _____________    ________    ___________     _____________

          b. Realized and Unrealized Appreciation (Depreciation) of Investments - Revalued Cost Method. The net appreciation (depreciation) in current value of investments between realized and unrealized gains (losses) on investments as determined in accordance with the "current value" reporting requirements of the Department of Labor and the Internal Revenue Service instructions for Form 5500 was as follows. The realized gains or losses are the difference between the proceeds received and the current value cost (fair value at the beginning of the year or at the time of purchase if acquired during the current year).

                                                     1993            1992
                                                _____________   _____________

  Net realized gains on investments             $    217,241    $    924,969
  Net unrealized gains (losses) on investments    21,840,018     (24,503,373)
                                                _____________   _____________
  Net appreciation (depreciation) in current
   value of investments                         $ 22,057,259    $(23,578,404)
                                                _____________   _____________
                                                _____________   _____________

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          (5)  Participation in The First National Bank of Chicago Group
               Trust.

                  a. Group Trust Institutional Funds. As of December 31, 1993, Funds A, B, D and E had equity in the Institutional Cash Management Fund which is part of The First National Bank of Chicago Group Trust for Pension and Profit Sharing Trusts (the "First Chicago Group Trust").

                  The Institutional Cash Management Fund can invest no more than 20% of its assets in securities having maturity dates exceeding 91 days and have no less than 20% of its assets comprised of cash, demand obligations and other assets capable of liquidation on the next business day. All income is credited to each participating trust.

                  b. Valuation of Investments. Investments of the Cash Management Fund are valued at amortized cost plus accrued interest which approximates current value.

          (6) Participation in Collective Trust Funds of The Northern Trust Company.

                  a. Collective Trust Funds. As of December 31, 1993, Fund B had equity in the Short Term Investment Fund and the Intermediate Term Bond Fund of the Collective Trust Funds of The Northern Trust Company. The Short Term Investment Fund is composed of high grade money market investments having maturities averaging less than three months. The Intermediate Term Bond Fund invests in major portion in high grade securities having expected maturities of five years or less.

                  The equity of participants in the Collective Trust Funds is represented by fund units. At the end of each valuation period, the unit values are adjusted to give effect to net gains or losses, changes in the current value of assets and receipt of income.

                  b. Valuation of Investments. Temporary investments in short-term securities are carried at cost which approximates current value.

                  Investments held by the Short Term Investment Fund are stated at cost. Accreted discount on investments is included in accrued income receivable. The value of investments at cost plus the amount of accreted discount approximates current value.

                  Investments in the Intermediate Term Bond Fund are stated at current value. Securities traded on security exchanges are valued at the latest sales price on the valuation date or, in the absence of any sales, at the bid price on the valuation date. Securities traded over-the-counter are valued at the final bid price on the valuation date.

          (7)  Participation in Brinson Trust Company Collective Investment
               Trust.

                  a. Collective Trust Funds. As of December 31, 1993, Fund C had equity in the U. S. Cash Management Fund and the Multi-Asset Portfolio Fund, both of which are part of

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          the Brinson Trust Company Collective Investment Trust (the "Brinson Trust").

                  The U. S. Cash Management Fund can invest no more than 20% of its assets in securities having maturity dates exceeding 91 days and have no less than 20% of its assets comprised of cash, demand obligations and other assets capable of liquidation on the next business day.

                  The Multi-Asset Portfolio Fund invests in assets of the U.S. Bond Fund, U.S. Cash Management Fund, Non-U.S. Equity Fund, U.S. Stock Only Fund, Post-Venture Fund, International Dollar Bond Fund, Non-U.S. Bond Fund, U.S. High Yield Fund, Brinson MAP Venture Capital Fund III, and Institutional Venture Capital Fund, all of which are also part of the Brinson Trust. In addition, the Multi-Asset Portfolio Fund also has investments in units of the Institutional Real Estate Fund F and the Institutional Venture Capital Fund II which are part of the First National Bank of Chicago Group Trust for Pension and Profit Sharing Trusts, and in U.S. Treasury Bills.

                  The equity of participants in the Brinson Trust is represented by fund units. At the end of each valuation period, the Trustee of the Brinson Trust adjusts unit values to give effect to net gains or losses, changes in current value of the assets and receipt of income. All income is retained in the various funds, except the U.S. Cash Management Fund where income is credited to each participating trust.

                  b. Valuation of Investments. Short-term investments held by various institutional funds of the Brinson Trust are stated at cost which approximates current value.

                  Investments of the U.S. Cash Management Fund are valued at amortized cost plus accrued interest which approximates current value.

                  Investments of the U.S. High Yield Fund, the U.S. Bond Fund, the U.S. Stock Only Fund, the Non-U.S. Equity Fund, the Post-Venture Fund, the International Dollar Bond Fund, the Non-U.S. Bond Fund, the Brinson MAP Venture Capital Fund III, the Institutional Venture Capital Fund and the Institutional Venture Capital Fund II are valued at the latest reported sale price on the valuation date used for securities traded on United States and foreign stock exchanges. Investments valued in foreign currencies are converted into U.S. dollars based on quoted foreign exchange rates on the valuation date. Securities not listed on such exchanges or for which no sale has been reported on that date are valued at the latest quoted bid price or at estimated current value as determined by the fund trustee.

                  Investments of Real Estate Fund F are stated at estimated current values as determined by the First Chicago Group Trust trustee.

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)



          (8) Guaranteed Investment Contracts. Fund D had equity in the following guaranteed investment contracts as of December 31, 1993 and 1992, respectively:

                                               December 31, 1993                  December 31, 1992
                                Table     _____________________________     _____________________________
                               Footnote                      Current                           Current
            Issuer             Reference      Cost            Value              Cost           Value
     ________________________  _________  _____________   _____________     _____________   _____________

     Metropolitan Life
       Insurance Company          (a)     $  3,956,100    $  3,956,100      $ 11,603,331    $ 11,603,331

     Continental Assurance
       Company                    (b)       19,391,747      19,391,747        26,772,856      26,772,856

     Connecticut General Life
       Insurance Company          (c)       14,509,275      14,509,275        15,043,057      15,043,057

     Metropolitan Life
       Insurance Company          (d)       12,789,536      12,789,536        17,952,050      17,952,050

     Principal Mutual Life
       Insurance Company          (e)       14,093,426      14,093,426        14,978,602      14,978,602

     American International
       Life Assurance Company
       of New York                (f)        9,352,959       9,352,959         9,977,944       9,977,944

     Aetna Life Insurance
       Company                    (g)        6,991,022       6,991,022         8,247,451       8,247,451

     Allstate Life Insurance
       Company                    (h)       10,381,467      10,381,467             -               -

     The Prudential Insurance
       Company of America         (i)       12,306,022      12,306,022             -               -

     John Hancock Mutual Life
       Insurance Company          (j)       18,115,560      18,115,560             -               -
                                          _____________   _____________     _____________   _____________

     Total                                $121,887,114    $121,887,114      $104,575,291    $104,575,291
                                          _____________   _____________     _____________   _____________
                                          _____________   _____________     _____________   _____________

          FOOTNOTES:
          (a) Participation in the Metropolitan Life Insurance Company ("Metropolitan") Group Annuity Contract.
                   Effective October 1, 1989, the Trustee established an
             account with Metropolitan to invest amounts contributed by participants and employers to Fund D from October 1, 1989 through September 30, 1990. Also, on October 2, 1989, 100% of the amount remaining in a contract issued in July 1986 by the John Hancock Mutual Life Insurance Company was transferred to Metropolitan. The account is equal to the amount of contributions invested plus credited interest, less any amount withdrawn or transferred. The interest on the account is computed at an effective annual rate of 8.70%, and is credited at the end of each day on the amount in the account at the end of the preceding day. The account will remain open and continue to credit interest at the annual rate of 8.70% until September 30, 1994. The amount in the account in excess of $4,000,000 at September 30, 1993 was transferred to an account established with John Hancock
             Mutual Life Insurance Company (see Note (j)). The remaining balance will be transferred on

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


             September 30, 1994. Withdrawals from and transfers to and from the account are subject to certain restrictions specified in the contract between Metropolitan and the Trustee which was executed to establish the account.

          (b) Participation in the Continental Assurance Company ("CNA") Guaranteed Return Annuity Contract.
                   Effective October 1, 1990, the Trustee established an
             account with CNA to invest amounts contributed by participants and employers to Fund D from October 1, 1990 through September 30, 1991, subject to a maximum contribution amount of $26,000,000. The contribution limit was reached in July 1991 and no further contributions were made to the account after July 14, 1991. The account is equal to the amount of contributions invested, plus credited interest, less the guaranteed expense charge and any amounts withdrawn or transferred. The interest on the account is computed at an effective annual rate of 9.30% and is credited to the balance in the account on each annual accounting date. The guaranteed expense charge is computed at an effective annual rate of 0.25% and is charged annually on each accounting date. The account will remain open and continue to credit interest at the annual rate of 9.30% and incur the guaranteed expense charge at the annual rate of 0.25% until April 1, 1996. Twenty-five percent (25%) of the amount remaining in the account on April 1, 1993 was transferred to an account established with Allstate Life Insurance Company (see Note
             (h)). The amount remaining in the account will be transferred to the Trustee or to another account at the direction of the Trustee in the following increments: one-third (33.3%) of the account balance on March 31, 1995, one-half (50%) of the account balance on October 2, 1995, and all (100%) of the account balance on April 1, 1996. Withdrawals from and transfers to and from the account are subject to certain restrictions specified in the contract between CNA and the Trustee which was executed to establish the account.

          (c) Participation in the Connecticut General Life Insurance Company ("Connecticut General") Group Annuity Contract. Effective July 15, 1991, the Trustee established an account with Connecticut General to invest amounts contributed by participants and employers to Fund D from July 15, 1991 through September 30, 1992. Twenty-five percent (25%) of the contributions during this time period are deposited in the account. Also, on October 1, 1991, the entire amount remaining in a contract issued in October 1985 by The Prudential Insurance Company of America, and which expired on September 30, 1991, was transferred to Connecticut General. The account is equal to the amount of contributions invested, plus credited interest, less the expense charge and any amounts withdrawn or transferred. The interest on the account is computed at an effective annual rate of 9.48% and is credited monthly. The annual expense charge is 1.16% of the account balance and is charged monthly. The account will remain open and continue to credit interest at the annual rate of 9.48% and incur the expense charge at the annual rate of 1.16% until September 30, 1996. The amount remaining in the account will be transferred to the Trustee or to another account at the direction of the Trustee in fifty percent (50%) increments on April 1, 1996 and September 30, 1996. Withdrawals from and transfers to and from the account are subject to certain restrictions specified in the contract between Connecticut General and the Trustee which was executed to establish the account.

          (d) Participation in the Metropolitan Life Insurance Company ("Metropolitan") Group Annuity Contract.
                   Effective July 23, 1991, the Trustee established an
             account with Metropolitan to invest amounts contributed by participants and employers to Fund D from July 23, 1991 through September 30, 1992. Seventy-five percent (75%) of the contributions during this time period are deposited in the account. The account is equal to the amount of contributions invested plus credited interest, less any amounts withdrawn or transferred. The interest on the account is computed at an effective annual rate of 8.37% and is credited daily. The account will remain open and continue to credit interest at the annual rate of 8.37% until March 31, 1997. The amount remaining in the account will be transferred to the Trustee or to another account at the direction of the Trustee in twenty-five percent (25%) increments on March 31, 1994, March 31, 1995, March 31, 1996, and March 31, 1997. On March 31, 1993 the amount remaining in the account which was in excess of $13,500,000 as of October 31, 1992 was transferred to an account established with Allstate Life Insurance Company (see Note (h)). Withdrawals from and transfers to and from the account are subject to certain restrictions specified in the contract between Metropolitan and the Trustee which was executed to establish the account.

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          (e) Participation in the Principal Mutual Life Insurance Company ("Principal Mutual") Group Annuity Contract. Effective August 26, 1992, the Trustee established an account with Principal Mutual to invest sixty percent (60%) of the value of investment contracts which matured September 30, 1992. The account is equal to the amount of contributions invested plus credited interest, less any amounts withdrawn or transferred. The interest on the account is computed at an effective annual rate of 5.70% and is credited daily. The account will remain open and continue to credit interest at the annual rate of 5.70% until September 30, 1997. Any amount remaining in the account in excess of $12,000,000 on April 1, 1994, $10,000,000 on
             October 3, 1994, $8,000,000 on October 2, 1995, and
             $5,000,000 on April 1, 1997, will be transferred to the Trustee or to another account at the direction of the Trustee on those respective dates. Withdrawals from and transfers to and from the account are subject to certain restrictions specified in the contract between Principal Mutual and the Trustee which was executed to establish the account.

          (f) Participation in the American International Life Assurance Company of New York ("American International") Group Annuity Contract.
                   Effective October 1, 1992, the Trustee established an
             account with American International to invest a portion of the value of investment contracts which matured September 30, 1992. The account is equal to the amount of contributions invested plus credited interest, less any amounts withdrawn or transferred. The interest on the account is computed at an effective annual rate of 5.30% and is credited daily. The account will remain open and continue to credit interest at the annual rate of 5.30% until March 31, 1997. The amount remaining in the account will be transferred to the Trustee or to another account at the direction of the Trustee in twenty percent (20%) increments on March 31, 1994, September 30, 1994, September 29, 1995, September 30, 1996, and March 31, 1997. Withdrawals from and transfers to and from the account are subject to certain restrictions specified in the contract between American International and the Trustee which was executed to establish the account.

          (g) Participation in the Aetna Life Insurance Company ("Aetna") Guaranteed Investment Contract.
                   Effective October 15, 1992, the Trustee established an
             account with Aetna to invest amounts contributed by participants and employers to Fund D from October 1, 1992 through March 31, 1993. The account is equal to the amount of contributions invested plus credited interest, less any amounts withdrawn or transferred. The interest on the account is computed at an effective annual rate of 6.31% and is credited daily. The account will remain open and continue to credit interest at the annual rate of 6.31% until March 31, 1998. The amount remaining in the account will be transferred to the Trustee or to another account at the direction of the Trustee in one-third (33-1/3%) increments on March 31, 1997, September 30, 1997, and March 31, 1998. On September 30, 1993 the amount remaining in the account which was in excess of $7,300,000 as of March 31, 1993 was transferred to an account established with John Hancock Mutual Life Insurance Company (see Note (j)). Withdrawals from and transfers to and from the account are subject to certain restrictions specified in the contract between Aetna and the Trustee which was executed to establish the account.

          (h) Participation in the Allstate Life Insurance Company ("Allstate") Guaranteed Investment Contract.
                   Effective March 18, 1993, the Trustee established an
             account with Allstate to invest a portion of the value of investment contracts which matured March 31, 1993. The maturing contracts were issued in 1990 and 1991 by CNA and Metropolitan (see Notes (b) and (d)). The account is equal to the amount of contributions invested plus credited interest, less any amounts withdrawn or transferred. The interest on the account is computed at an effective annual rate of 5.76% (net of expenses) and is credited daily. The account will remain open and continue to credit interest at the annual rate of 5.76% until September 30, 1998. The amount remaining in the account will be transferred to the Trustee or to another account at the direction of the Trustee in one-third (33-1/3%) increments on September 30, 1997, March 31, 1998, and September 30, 1998. Withdrawals from and transfers to and from the account are subject to certain restrictions specified in the contract between Allstate and the Trustee which was executed to establish the account.

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)



          (i) Participation in The Prudential Insurance Company of America ("Prudential") Group Pension Annuity Contract. Effective April 1, 1993, the Trustee established an account with Prudential to invest amounts contributed by participants and employers to Fund D from April 1, 1993 through September 30, 1993. The account is equal to the amount of contributions invested plus credited interest, less any amounts withdrawn or transferred. The interest on the account is computed at an effective annual rate of 5.72% (net of expenses) and is credited daily. The account will remain open and continue to credit interest at the annual rate of 5.72% until September 30, 1998. The amount remaining in the account will be transferred to the Trustee or to another account at the direction of the Trustee in one-third (33-1/3%) increments on September 30, 1997, March 31, 1998, and September 30, 1998. Withdrawals from and transfers to and from the account are subject to certain restrictions specified in the contract between Prudential and the Trustee which was executed to establish the account.

          (j) Participation in the John Hancock Mutual Life Insurance Company ("John Hancock") Group Annuity Contract. Effective August 23, 1993, the Trustee established an account with John Hancock to invest amounts contributed by participants and employers to Fund D from October 1, 1993 through March 31, 1994, as well as a portion of the value of investment contracts which matured September 30, 1993. The maturing contracts were issued in 1989 and 1992 by Metropolitan and Aetna (see Notes (a) and (g)). The account is equal to the amount of contributions invested plus credited interest, less any amounts withdrawn or transferred. The interest on the account is computed at an effective annual rate of 5.30% and is credited daily. The account will remain open and continue to credit interest at the annual rate of 5.30% until October 1, 1998. The amount remaining in the account will be transferred to the Trustee or to another account at the direction of the Trustee in twenty-five percent (25%) increments on October 1, 1996, April 1, 1997, April 1, 1998, and October 1, 1998. Withdrawals from and transfers to and from the account are subject to certain restrictions specified in the contract between John Hancock and the Trustee which was executed to establish the account.

          (9)  Participation in Bankers Trust Company BT Pyramid Trust.

                  a. Collective Trust Funds. As of December 31, 1993, Fund E had equity in the BT Pyramid Discretionary Cash Fund and the BT Pyramid Equity Index Fund, both of which are part of the Bankers Trust Company BT Pyramid Trust.

                  The BT Pyramid Discretionary Cash Fund invests primarily in income producing short-term investments.

                  The BT Pyramid Equity Index Fund consists principally of a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in Standard & Poor's Composite Index of 500 stocks. The fund may also hold Standard & Poor's Composite Index Futures contracts. Periodically, the fund may hold other investments including preferred stocks, corporate notes, convertible debentures and other corporate investments as a result of corporate reorganizations, distributions or other transactions initiated by investee corporations.

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


                  The equity of participants in the BT Pyramid Trust is represented by fund units. At the end of each valuation period, the trustee of the fund adjusts unit values to give effect to net gains or losses, changes in current value of the assets and receipt of income. All income is retained in the various funds, except the BT Pyramid Discretionary Cash Fund where income is credited to each participating trust.

                  b. Valuation of Investments. Investments of the BT Pyramid Discretionary Cash Fund are stated at cost which approximates fair value.

                  Equity securities traded on a national securities exchange are valued at the last reported sales price on the valuation date; securities traded in the over-the-counter market and listed securities for which no sales were reported on the valuation date are valued at the last reported bid price. Fixed income securities are valued at fair value by the trustee of the fund based on current market yields for investments with similar characteristics such as maturity, coupon, and quality as determined by an independent source. Securities representing units of other funds are valued at net asset value as reported by such funds. Security transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date. Futures contracts are valued daily with the resulting adjustments recorded as realized gains and losses. Realized gains and losses on transactions are determined using the average cost method.

                       COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                              NOTES TO FINANCIAL STATEMENTS (CONTINUED)


 (10) Fund Balances. The individual fund balances as of December 31, 1993 are as follows:

                                        Fund A       Fund B        Fund C         Fund D       Fund E        Loans        Total
                                      ___________  ___________  _____________  ____________  ___________  ___________  ____________
 ASSETS

 INVESTMENTS, AT CURRENT VALUE:
   Commonwealth Edison Company
     Common Stock                     $61,063,594  $    -       $     -        $     -       $    -       $    -       $ 61,063,594

   The First National Bank of
     Chicago Group Trust for Pension
     and Profit Sharing Trusts-
       Institutional Cash
       Management Fund                    428,012      356,962        -             133,745      511,250       -          1,429,969

   Collective Trust Funds of The
     Northern Trust Company-
       Short Term Investment Fund          -            50,471        -              -            -            -             50,471
       Intermediate Term Bond Fund         -        51,545,001        -              -            -            -         51,545,001

   Brinson Trust Company
     Collective Investment Trust for
     Pension and Profit Sharing Trusts-
       U.S. Cash Management Fund           -            -           3,519,554         -            -           -          3,519,554
       Multi-Asset Portfolio Fund          -            -         202,582,418         -            -           -        202,582,418

   Guaranteed Investment Contracts         -            -              -         121,887,114       -           -        121,887,114

   Banker's Trust Company
     BT Pyramid Trust-
       BT Pyramid Discretionary
         Cash Fund                         -            -              -              -               84       -                 84
       BT Pyramid Equity Index Fund        -            -              -              -       22,161,911       -         22,161,911

   Loans Receivable from Participants      -            -              -              -           -        29,758,563    29,758,563
                                      ___________  ___________  _____________  ____________  ___________  ___________  ____________

        Total Investments             $61,491,606  $51,952,434  $206,101,972   $122,020,859  $22,673,245  $29,758,563  $493,998,679
                                      ___________  ___________  _____________  ____________  ___________  ___________  ____________
 RECEIVABLES:
   Accrued Dividends and Interest     $   870,386  $     2,440  $      5,960   $    689,236  $       279  $    -       $  1,568,301
   Contributions Receivable                 1,184           78         2,037            353          330       -              3,982
                                      ___________  ___________  _____________  ____________  ___________  ___________  ____________
                                      $   871,570  $     2,518  $      7,997   $    689,589  $       609  $    -       $  1,572,283
                                      ___________  ___________  _____________  ____________  ___________  ___________  ____________

      TOTAL ASSETS                    $62,363,176  $51,954,952  $206,109,969   $122,710,448  $22,673,854  $29,758,563  $495,570,962
                                      ___________  ___________  _____________  ____________  ___________  ___________  ____________
 LIABILITIES
   Payable to Participants            $   428,894  $   317,749  $    873,773   $    981,004  $   145,929  $    -       $  2,747,349
   Accrued Administrative Expenses         23,767       55,768       325,707         51,478       10,456       -            467,176
                                      ___________  ___________  _____________  ____________  ___________  ___________  ____________

      TOTAL LIABILITIES               $   452,661  $   373,517  $  1,199,480   $  1,032,482  $   156,385  $    -       $  3,214,525
                                      ___________  ___________  _____________  ____________  ___________  ___________  ____________

 NET ASSETS AVAILABLE FOR BENEFITS    $61,910,515  $51,581,435  $204,910,489   $121,677,966  $22,517,469  $29,758,563  $492,356,437
                                      ___________  ___________  _____________  ____________  ___________  ___________  ____________
                                      ___________  ___________  _____________  ____________  ___________  ___________  ____________

                       COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                              NOTES TO FINANCIAL STATEMENTS (CONTINUED)


 (11) Fund Activity. The individual fund activity for the year ended December 31, 1993 is as follows:

                                          Fund A       Fund B       Fund C        Fund D        Fund E        Loans         Total
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________
 ADDITIONS TO NET ASSETS ATTRIBUTED TO:

 INVESTMENT INCOME:
   Dividends on Commonwealth Edison
     Company Common Stock              $ 3,352,699  $    -       $     -       $     -       $    -       $     -       $  3,352,699
   Income from Investment in Group and
     Collective Investment Trust Funds      22,179    3,715,981     9,291,917     8,031,726        5,986        -         21,067,789
   Income from Participants' Loans          -            -             -             -            -          2,450,443     2,450,443
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________

     Total Investment Income           $ 3,374,878  $ 3,715,981  $  9,291,917  $  8,031,726  $     5,986  $  2,450,443  $ 26,870,931
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________

 Net Realized Gain on Investments      $    12,531  $    -       $      6,576  $     -       $      -     $     -       $     19,107
 Net Unrealized Appreciation
   (Depreciation) of Investments         9,590,173     (420,035)   11,111,255        -         1,756,759        -         22,038,152
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________
 NET APPRECIATION (DEPRECIATION)
   OF INVESTMENTS                      $ 9,602,704  $  (420,035) $ 11,117,831  $     -       $ 1,756,759  $     -       $ 22,057,259
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________

 CONTRIBUTIONS:
   Participants                        $ 5,902,670  $ 4,887,111  $ 18,322,875  $ 12,197,269  $ 3,588,772  $     -       $ 44,898,697
   Employers                             3,077,370    2,524,873     8,816,848     6,038,801    1,546,573        -         22,004,465
   Rollovers                                57,407      108,088       387,256        -           226,705        -            779,456
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________

     Total Contributions               $ 9,037,447  $ 7,520,072  $ 27,526,979  $ 18,236,070  $ 5,362,050  $     -       $ 67,682,618
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________

       TOTAL ADDITIONS                 $22,015,029  $10,816,018  $ 47,936,727  $ 26,267,796  $ 7,124,795  $  2,450,443  $116,610,808
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________


 TRANSFERS BETWEEN FUNDS               $(3,359,999) $(1,557,488) $  6,264,531  $ (2,765,724) $ 1,418,680  $     -       $     -
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________

 DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:

 WITHDRAWALS BY PARTICIPANTS           $ 1,966,641  $ 1,647,658  $  5,179,287  $  4,237,582  $   396,275  $    828,491  $ 14,255,934
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________
 LOANS TO PARTICIPANTS:
   Loans Paid Out                      $ 2,654,900  $ 2,144,217  $  7,404,073  $  5,010,701  $   912,208  $(18,126,099) $     -
   Loans Repaid                         (1,991,395)  (1,509,361)   (5,270,354)   (3,297,144)    (789,555)   12,857,809        -
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________
                                       $   663,505  $   634,856  $  2,133,719  $  1,713,557  $   122,653  $ (5,268,290) $     -
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________

 ADMINISTRATIVE EXPENSES               $    83,572  $   208,353  $  1,139,195  $    253,147  $    33,740  $     -       $  1,718,007
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________

       TOTAL DEDUCTIONS                $ 2,713,718  $ 2,490,867  $  8,452,201  $  6,204,286  $   552,668  $ (4,439,799) $ 15,973,941
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________

         NET INCREASE                  $15,941,312  $ 6,767,663  $ 45,749,057  $ 17,297,786  $ 7,990,807  $  6,890,242  $100,636,867

 NET ASSETS AVAILABLE FOR BENEFITS

   BEGINNING OF YEAR                    45,969,203   44,813,772   159,161,432   104,380,180   14,526,662    22,868,321   391,719,570
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________

   END OF YEAR                         $61,910,515  $51,581,435  $204,910,489  $121,677,966  $22,517,469  $ 29,758,563  $492,356,437
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________
                                       ____________ ____________ ____________  ____________  ___________  ____________  ____________

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          (12) Forfeitures. Pursuant to the provisions of the Plan, forfeitures of $80,841, $68,849 and $78,318 were allocated December 31, 1993, 1992 and 1991, respectively, to eligible participants. Forfeitures and the related reallocations have no effect on the financial statements of the Plan. See Note 1.e. for further information concerning forfeitures.

          (13)  Federal Income Tax Effects to Participants.

                  a. General. The Plan is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code. Such qualification of the Plan means that a participant is not subject to federal income tax on amounts contributed to the participant's Compensation Conversion Account, Employer Contribution Account, and Rollover Account and on earnings or appreciation on any amounts held in any account under the Plan. When such amounts either are withdrawn by the participant or distributed to the participant or to a beneficiary in the event of the participant's death, they are generally subject to federal income tax.

                  b.  Contributions to Participants' Accounts.
          Contributions to the Basic Savings Account of a participant do not reduce the gross income of the participant for federal income tax purposes. Contributions to the Compensation Conversion Account of a participant reduce the gross income of the participant for federal income tax purposes to the extent of the contributions. In accordance with the Internal Revenue Code, the Plan limits the annual amount that participants may elect to contribute under qualified cash or deferred arrangements, which includes contributions to Compensation Conversion Accounts, to $7,000, indexed for inflation. The $7,000 limitation was increased to $8,994 for 1993 as the result of the annual inflation adjustment.

                  c. Withdrawals by Participants While Employed. If a participant exercises the right to withdraw contributions made prior to 1987 from the participant's Basic Savings Account while continuing as an employee, such withdrawal is not subject to federal income tax. After all of a participant's pre-1987 contributions to the participant's Basic Savings Account have been withdrawn, a proportionate amount of each subsequent withdrawal from the participant's Basic Savings Account will be treated as a distribution of earnings and appreciation on contributions, which is subject to federal income tax as ordinary income and, if the participant has not yet attained the age of 59-1/2, generally are subject to an additional 10% federal income tax. Withdrawals from the Compensation Conversion Account or Rollover Account will be subject to federal income tax as ordinary income and, if the participant has not yet attained the age of 59-1/2, generally are subject to an additional 10% federal income tax.

                  d. Distribution upon Termination of Employment. The Plan provides that a distribution upon retirement, death, disability or other separation from employment may be made in a lump sum or in a series of annual installments.

                  If a distribution is made in a lump sum, the amount of the distribution equal to a participant's contributions to the participant's Basic Savings Account not previously withdrawn is not subject to federal income tax. The amount of the distribution in excess of

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          the participant's contributions to the participant's Basic
          Savings Account not previously withdrawn, including earnings on or gains in the value of the participant's contributions, plus the entire amount of the Compensation Conversion Account, Rollover Account and the Employer Contribution Account, are subject to federal income tax as ordinary income and, if made upon separation from employment other than upon retirement, death or disability, and, if the participant has not yet attained the age of 59-1/2, generally are subject to an additional 10% federal income tax. However, upon participation in the Plan for at least five calendar years, a qualifying lump-sum distribution may be eligible in certain circumstances for the special five-year or ten-year averaging. If a distribution from Fund A is taken upon termination of employment in shares of Company Common Stock, which is made as part of a lump-sum distribution, the excess, if any, of the fair market value of such Company Common Stock over the cost of the stock to the Trustee is not subject to federal income tax at the time of distribution but generally will be subject to federal income tax upon disposition. However, a participant may elect to have the excess taxed in the year of distribution.

                  If a distribution is made in installments which began to be paid prior to July 2, 1986 and an amount equal to the participant's contributions to the participant's Basic Savings Account not previously withdrawn will be received by the participant within three years, the installments received, up to such amount of the participant's contributions, are not subject to federal income tax and the entire amounts of all subsequent installments received are subject to federal income tax as ordinary income. If the participant's contributions to the participant's Basic Savings Account not previously withdrawn will not be received within three years or if the installment payments begin after July 1, 1986, then the portion of each installment attributable to the participant's contributions to the participant's Basic Savings Account is not subject to federal income tax and the remaining portion is taxed as ordinary income. A distribution made in installments upon separation from employment other than retirement, death, or disability, and, if the participant has not yet attained the age of 59-1/2, generally are subject to an additional 10% federal income tax.

                  e. Rollover of a Distribution. If a distribution is made in a lump sum upon termination of employment, a participant may, under certain conditions, roll over to an individual retirement account ("IRA") or another employer's qualified retirement plan within 60 days after the last amount of the lump sum distribution is paid all amounts distributed from the participant's Compensation Conversion Account, Rollover Account and the participant's Employer Contribution Account and that portion of the distribution from the participant's Basic Savings Account in excess of the participant's contributions not previously withdrawn, and thereby postpone the payment of federal income tax on the distribution. A subsequent distribution from an IRA or another employer's qualified retirement plan will be subject to federal income tax as ordinary income and may be subject to an additional 10% income tax and a 15% excise tax.
          The portion of the distribution from a participant's Basic Savings Account equal to the participant's contributions to that account not previously withdrawn may not be rolled over to an IRA.

                  f. Penalty and Excise Taxes. As stated above, under the Tax Reform Act of 1986, an additional 10% federal income tax may be imposed on the taxable portion of distributions

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          (including excess contributions) or withdrawals from the Plan after December 31, 1986 to a participant prior to the participant's attainment of age 59-1/2 unless certain exceptions apply. In addition, the taxable portion of distributions to or withdrawals by a participant from qualified employer retirement plans (including the Plan) and individual retirement accounts may be subject to a 15% excise tax if the aggregate distributions and withdrawals are in excess of certain threshold amounts, indexed for inflation, during any year. For 1992 and 1993 the threshold amount is $150,000 or, in the case of certain lump-sum distributions, $750,000. A special grandfather rule could have been elected by an individual, which could reduce the excise tax related to accrued benefits as of August 1, 1986. If that election was made, the threshold amount is $144,551 for 1993 ($722,755 in the case of certain lump-sum distributions).

                  g. Repayments of Excess Contributions. If excess contributions are repaid from the participant's Compensation Conversion Account, such repayment, adjusted to recognize any earnings, gains or losses attributable thereto, will be included in the participant's taxable income. If excess contributions are repaid from a participant's Basic Savings Account, such repayment, other than earnings, gains or losses attributable thereto, will not be included in the participant's taxable income. The taxable portion of a distribution of excess contributions is not subject to a 10% penalty tax (see discussion above).

          (14) Income Tax Status. The Internal Revenue Service has issued determination letters that the Plan, as amended through October 5, 1990, is a qualified defined contribution plan under
          Section 401(a) of the Internal Revenue Code, that the cash or deferred arrangement is qualified under Section 401(k) of the Internal Revenue Code, and that the Trust, as in effect as of the amendments of October 1, 1990, is a qualified trust exempt from federal income tax under Section 501(a) of the Internal Revenue Code. It is believed that the Plan amendments (as described below) not covered by the latest determination letter from the Internal Revenue Service will not adversely affect the qualified status of the Plan and, therefore, the Plan continues to be a qualified plan under the Internal Revenue Code.

          (15) Plan Amendments. The Plan was amended on June 6, 1991, to include the following Plan changes: effective June 1, 1991, the maximum amount a participant may elect to have contributed to his Compensation Conversion Account increases to a maximum of 7% of compensation; the maximum amount a participant may elect to have contributed to his Basic Savings Account remains at 10% or a lesser percentage as shall equal 15% when combined with the rate of compensation reduction contributed to the participant's Compensation Conversion Account; the employer contributions to a participant's Employer Contribution Account shall increase from 50% to 55% of the participant's contributions not to exceed 55% of 5% of compensation; effective November 1, 1991, participants may elect to change investment elections or may transfer funds as of January 1, April 1, July 1 and October 1.

                  The Plan was amended on December 12, 1991, to adjust the language of the Plan to reflect changes in the U.S. Department of Treasury regulations covering "Section 401(k)" plans. The amendments to the Plan, which pertain mainly to withdrawals and distributions, are effective January 1, 1992. Also, effective January 1, 1992, the Plan was amended to

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONTINUED)


          provide that base pay for purposes of determining plan contributions shall not be reduced by any contributions made by an employer on behalf of a participant to the Commonwealth Edison Child Care Flexible Spending Account, and to provide that base pay for purposes of determining plan contributions for an employee who works a shift schedule other than a 40-hour basic work week shall be determined by multiplying the number of regularly scheduled work hours by the participant's basic hourly rate.

                  The Plan was amended on June 10, 1992, effective June 15, 1992, to include the following Plan changes: the maximum amount a participant may elect to have contributed to his Basic Savings Account remains at 10%, but the 15% limitation when combined with contributions to the participant's Compensation Conversion Account is deleted; the maximum amount a participant may elect to have contributed to his Compensation Conversion Account increases to 10% of compensation; the employer contributions to a participant's Employer Contribution Account shall increase from 55% to 70% of the participant's contributions not to exceed 70% of 5% of compensation; a distribution of benefits in periodic payments may be elected only if the balance of a participant's account exceeds $3,500 on the valuation date coincident with or next following the participant's termination of employment; and, a participant may elect, prior to his termination of employment (or if he terminated on or after January 1, 1992, and has not received or begun to receive distribution of his Account balances prior to September 1, 1992), provided his account balance exceeds $3,500, to defer distribution and to have payment of his benefits made or commence within 60 days following the end of the plan year in which he attains age 70-1/2 (if a participant's distribution of benefits is deferred until he attains age 70-1/2, his account balance then distributable shall be determined as of the valuation date coincident with the last day of the calendar year in which the participant attains age 70-1/2).

                  The Plan was amended on June 16, 1993, effective January 1, 1993, to include the following Plan changes: the determination of maximum additions may be made on a payroll period by payroll period basis rather than on the basis of cumulative compensation for an entire plan year; upon written request of an employee, the Plan Committee shall direct the Trustee to transfer rollover distributions directly from the trust fund to an eligible retirement plan.

                  Effective July 23, 1993, in accordance with the bargaining agreement, a part-time union employee is eligible to participate in the "Plan" but will only be eligible to receive the Company matching contribution if the part-time union employee was participating in the Plan at the time of initial staffing for part-time employment and volunteered for part-time employment at a result of the initial canvas.

                  Effective September 6, 1993 the administration of the Plan was changed to limit each employee's contributions to 25% of the employee's taxable compensation from the Company, such limitations applied on a year-to-date basis.

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS (CONCLUDED)


                  The Plan was amended on June 9, 1994 to include the following Plan changes: effective January 1, 1993, sections of the Plan concerning rollover contributions and distributions were amended and restated; effective July 30, 1993 the plan was amended to include Northwind, Inc. as an employer; effective January 1, 1994, the Plan was amended to state that for Plan years beginning on or after January 1, 1996, a participant's reportable compensation in excess of $150,000 (adjusted for increases in the cost of living) shall be excluded for determining compensation for any purpose under the Plan; effective June 10, 1994, any employee on the management or executive payroll shall be eligible to become a participant on the first day of the payroll period following employment.

          (16) Plan Termination. The Plan may be amended, modified or terminated by the Company at any time, subject to certain rights of participants under the Plan. The Plan may also be terminated if the Plan is disqualified by the Internal Revenue Service. Termination of the Plan with respect to an Employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such Employer company.

                  In the event of full or partial termination of the Plan, assets of affected participants of the terminating Employer or Employers shall become 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.

                                                        Item 27a - Schedule of
                                                        Assets Held for
                                                        Investment Purposes
                                                        (Page 1 of 2)



               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                   SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1993


  No. of Shares or
    No. of Units               Description                            Cost        Current Value
 __________________   ________________________________________    _____________   _____________

                      Commonwealth Edison Company
  2,171,150 shares      Common Stock                              $ 66,330,603    $ 61,063,594

                      The First National Bank of Chicago
                        Group Trust for Pension and Profit
                        Sharing Trusts -
  1,429,969 units         Institutional Cash Management Fund         1,429,969       1,429,969

                      Collective Trust Funds of The Northern
                        Trust Company -
     50,471   "           Short Term Investment Fund                    50,471          50,471
    162,736   "           Intermediate Term Bond Fund                49,969,285     51,545,001

                      Brinson Trust Company Collective
                        Investment Trust for Pension and
                        Profit Sharing Trusts -
  3,519,554   "           U. S. Cash Management Fund                  3,519,554      3,519,554
    385,033   "           Multi-Asset Portfolio Fund                188,878,585    202,582,418

                      Bankers Trust Company BT Pyramid Trust -
         84   "         BT Pyramid Discretionary Cash Fund                   84             84
     22,416   "         BT Pyramid Equity Index Fund                 19,532,644     22,161,911

                      Metropolitan Life Insurance Company
                        Group Annuity Contract,
  3,956,100   "         8.70%, Matures 09-30-94                       3,956,100      3,956,100

                      Continental Assurance Company
                        Guaranteed Return Annuity Contract,
 19,391,747   "         9.30%, Matures 04-01-96                      19,391,747     19,391,747

                      Connecticut General Life Insurance
                        Company Group Annuity Contract,
 14,509,275   "         9.48%, Matures 09-30-96                      14,509,275     14,509,275

                      Metropolitan Life Insurance
                        Company Group Annuity Contract,
 12,789,536   "         8.37%, Matures 03-31-97                      12,789,536     12,789,536

                      Principal Mutual Life Insurance
                        Company Group Annuity Contract,
 14,093,426   "         5.70%, Matures 09-30-97                      14,093,426     14,093,426

                      American International Life Assurance
                        Company of New York Group Annuity
  9,352,959   "         Contract, 5.30%, Matures 03-31-97             9,352,959      9,352,959

                                                        Item 27a - Schedule of
                                                        Assets Held for
                                                        Investment Purposes
                                                        (Page 2 of 2)



               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                   SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1993


  No. of Shares or
    No. of Units               Description                            Cost        Current Value
 __________________   ________________________________________    _____________   _____________

                      Aetna Life Insurance Company
                        Guaranteed Investment Contract,
  6,991,022 units       6.31%, Matures 03-31-98                      6,991,022       6,991,022

                      Allstate Life Insurance Company
                        Guaranteed Investment Contract,
 10,381,467   "         5.76%, Matures 09-30-98                     10,381,467      10,381,467

                      The Prudential Insurance Company of
                        America Group Pension Annuity Contract,
 12,306,022   "         5.72%, Matures 09-30-98                     12,306,022      12,306,022

                      John Hanock Mutual Life Insurance
                        Company Group Annuity Contract,
 18,115,560   "         5.30%, Matures 10-01-98                     18,115,560      18,115,560

      -               Participant Loans (7.95% - 7.95%)             29,758,563      29,758,563
                                                                  _____________   _____________

      -               Total Investments                           $481,356,872    $493,998,679
                                                                  _____________   _____________
                                                                  _____________   _____________

                                                       Item 27d - Schedule of
                                                       Reportable Transactions




                       COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                              SCHEDULE II - TRANSACTIONS IN EXCESS OF 5%
                                 OF THE CURRENT VALUE OF PLAN ASSETS
                                FOR THE YEAR ENDED DECEMBER 31, 1993



                                            Purchases                                             Sales
                                 ________________________________  _________________________________________________________________
                                                                                                                              Net
                                          Purchase      Current             Cost of       Selling       Current  Transaction Gain or
     Description of Asset        Number    Price         Value     Number   Security       Price         Value     Expense    (Loss)
 ______________________________  ______ ___________   ___________  ______ ___________   ___________   ___________ _________  _______
Brinson Trust Company
   Collective Investment Trust
   for Pension and Profit
   Sharing Trusts
     U.S. Cash Management Fund     77   $34,776,400   $34,776,400    58   $33,195,144   $33,195,144   $33,195,144  $   -     $   -
     Multi-asset Portfolio Fund    46   $32,614,964   $32,614,964     1   $   193,627   $   200,203   $   200,203  $   -     $ 6,576

 The First National Bank of
   Chicago Group Trust for
   Pension and Profit Sharing
     Institutional Cash
       Management Fund            270   $68,664,508   $68,664,508   224   $68,887,648   $68,887,648   $68,887,648  $   -     $   -

                                      SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employe benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Commonwealth Edison Employe
          Date:  June 28, 1994              Savings and Investment Plan
                                            (Name of Plan)



                                            /s/ James J. O'Connor
                                            James J. O'Connor
                                            Chairman, Plan Committee



                                            /s/ Samuel K. Skinner
                                            Samuel K. Skinner
                                            Member, Plan Committee



                                            /s/ John C. Bukovski
                                            John C. Bukovski
                                            Member, Plan Committee



                                            /s/ J. Stanley Graves
                                            J. Stanley Graves
                                            Member, Plan Committee



                                            /s/ Roger F. Kovack
                                            Roger F. Kovack
                                            Member, Plan Committee



                                            /s/ Dennis F. O'Brien
                                            Dennis F. O'Brien
                                            Member, Plan Committee



                                            /s/ Pamela B. Strobel
                                            Pamela B. Strobel
                                            Member, Plan Committee

               COMMONWEALTH EDISON EMPLOYE SAVINGS AND INVESTMENT PLAN

                                    EXHIBIT INDEX


          Exhibits filed with or incorporated by reference in Form 11-K for the year ended December 31, 1993:




          Exhibit
          Number         Description of Exhibit
          _______  ___________________________________________

            23     Consent of independent public accountants.